FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 26, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Gabriella Pászti	Magyar Telekom IR	+36 1 458 0332
investor.relations@telekom.hu

A further delay to Magyar Telekom’s Annual General Meeting

Budapest – April 26, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that due to the ongoing investigation, as a result of which the approval of Magyar Telekom’s financial statements is still pending, the Company’s Annual General Meeting will be delayed further.

The Board of Directors of Magyar Telekom has today reviewed the current status of the investigation and the audit process and decided not to call the AGM as the investigation relating to two contracts regarding consultancy services, entered into by one of its subsidiaries, is still ongoing.

Based on a review of unaudited Group financial statements announced on February 13, 2006, the Board of Directors considers a dividend payment for the financial year 2005 in line with last year’s level of around HUF 70 per share (par value HUF 100) to be reasonable. The exact dividend proposal, however, will only be determined once the investigation and the subsequent audit are complete, and will be subject to AGM approval.

As disclosed on March 30, 2006, as well as in the full-year 2005 results announcement made on February 13, 2006, the Company is still inquiring into certain consultancy contracts, totalling approximately HUF 700 million, to determine whether they have been entered into in violation of company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is at this point still too early to determine its outcome. Pending on the outcome of the investigation, the Board of Directors of Magyar Telekom has decided to suspend certain employees. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact regarding the investigation with these authorities. The Company is committed to complying fully with the requirements and requests of these and other authorities that have jurisdiction over it.

As a result of this delay to the Annual General Meeting, the Company will fail to meet certain deadlines prescribed by the Hungarian laws and regulations for preparing and filing audited annual results (including the decision on the use of after-tax profit) approved by the AGM with the Budapest Stock Exchange (BSE), the Hungarian Financial Supervisory Authority and the Court of Registration. The Company could also be subject to penalties in Hungary and the United States for further failures to meet reporting obligations or for other violations of law.

The Company will seek to hold an AGM and have its annual results and dividend proposal approved as soon as reasonably practicable.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

	By:	/s/
Szabolcs Czenthe
Director, Investor Relations

Date: April 26, 2006